Filed by National Energy Services Reunited Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: National Energy Services Reunited Corp.

Commission File No. 001-38091

Date: May 19, 2025

National Energy Services Reunited Corp. Announces its Intention

to Commence an Exchange Offer and Consent Solicitation

HOUSTON, TX / ACCESS Newswire / May 19, 2025 / National Energy Services Reunited Corp. (“NESR” or the “Company”) (Nasdaq: NESR) (Nasdaq: NESRW), an international, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) region, today announced that it intends to commence (i) an exchange offer (the “Offer”) relating to its outstanding warrants to purchase ordinary shares of the Company, no par value (the “Ordinary Shares”), which warrants trade on the Nasdaq Capital Market under the symbol “NESRW” (the “Warrants”), and (ii) a consent solicitation (the “Consent Solicitation”) relating to its outstanding Warrants.

The Company intends to offer, to all holders of the Warrants, the opportunity to receive 0.10 Ordinary Shares in exchange for each outstanding Warrant tendered by the holder and exchanged pursuant to the Offer. Concurrently with the Offer, the Company also intends to solicit consents from holders of the Warrants to amend the warrant agreement that governs the Warrants (the “Warrant Amendment”) to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be converted at a ratio of 0.09 Ordinary Shares for each Warrant not tendered in the Offer. If approved, the Warrant Amendment would permit the Company to eliminate all of the Warrants that remain outstanding after the Offer is consummated. Pursuant to a tender and support agreement, holders of a majority of the outstanding Warrants have agreed to tender their Warrants in the Offer and consent to the Warrant Amendment in the Consent Solicitation.

Important Additional Information

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of the Warrants. The anticipated exchange offer and consent solicitation described in this press release has not yet commenced, and while the Company intends to commence the exchange offer and consent solicitation as soon as reasonably practicable upon the filing of definitive documentation with the SEC relating to the exchange offer and consent solicitation, and complete the exchange offer and consent solicitation, there can be no assurance that the Company will commence or complete the exchange offer and consent solicitation on the terms described in this press release, or at all. The exchange offer and consent solicitation will be made only through the Schedule TO and registration statement on Form F-4 that will include a prospectus/offer to exchange filed by the Company with the Securities and Exchange Commission (the “SEC”), and the complete terms and conditions of the exchange offer and consent solicitation will be set forth therein. The full details of the exchange offer and consent solicitation, including complete instructions on how to exchange Warrants, will be included in such definitive documentation, which will become available to warrant holders upon commencement of the exchange offer.

1

Cautionary Statement Regarding Forward Looking Statements

Statements contained in this press release that are not historical fact may be forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such forward-looking statements may relate to, among other things, the Company’s expectations regarding the contemplated exchange offer and consent solicitation. Such forward-looking statements do not constitute guarantees of future performance and are subject to a variety of risks and uncertainties, including that NESR will be able to commence the contemplated exchange offer and consent solicitation. Additional factors that could cause actual results to differ materially from those projected or suggested in any forward-looking statements are contained in our filings with the SEC, including those factors discussed under the caption “Risk Factors” in such filings.

You are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update any forward-looking statements to reflect any new information or future events or circumstances or otherwise, except as required by law. You should read this communication in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

About NESR

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 6,000 employees, representing more than 60 nationalities in 16 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Hydraulic Fracturing, Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Drilling Fluids and Rig Services.

For inquiries regarding NESR, or for investor queries, please contact:

Blake Gendron

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com

2